Filed by Apex Technology Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No. 001-39048

EXPLANATORY NOTE

On June 8, 2021, Jeff Epstein, Co-CEO of Apex Technology Acquisition Corporation, appeared in a pre-recorded interview on the “Investing with Dean” YouTube channel. The following is a transcript of that interview.

Moderator

Jeff Epstein, former CFO of Oracle and current Co-CEO of Apex Technology. On the verge of an extremely exciting merger with AvePoint in the upcoming weeks. Thank you for joining me today.

Jeff Epstein, Co-CEO, Apex Technology Acquisition Corporation

It’s great to see you Dean, thank you for inviting me.

Moderator

So our community here at this channel is made up mostly of normal retail investors, many of whom are invested into APXT, including myself and are genuinely excited by this opportunity of being shareholders of AvePoint moving forward. So if we just start the beginning, when you and Brad, were looking at companies to potentially merge with, what was it about AvePoint that stood out to you both?

Jeff Epstein, Co-CEO, Apex Technology Acquisition Corporation

Well, we were looking for a private software company, especially enterprise software, where since I was the CFO of Oracle, I have a lot of experience and Brad Koenig, as the head of Goldman Sachs Global Technology Investment Bank, he had a lot of experience. We thought we could be helpful bringing this private large fast-growing company to the public markets. And we looked at over 100 companies and we’re delighted we found AvePoint.

Moderator

So can you touch on the expected revenue growth for AvePoint? What the figures you think are possible longer term?

Jeff Epstein, Co-CEO, Apex Technology Acquisition Corporation

AvePoint has been growing over 30% a year for many years, and that’s what we’re projecting as well. And what’s happening in the background here is AvePoint’s product is data management for the Microsoft Cloud ecosystem. We have about seven million users and Microsoft has 280 million users. So we have about 3% of our target market and we’re growing fast. So we think we can grow that to a 10% market share. So over the next several years we’ll be able to grow from 7 million to 50 million users, and that’s the outlook that we see. It’s a very exciting opportunity.

Moderator

So I’ve heard it in previous calls, the potential $1 billion in annual revenue. Is this a target for AvePoint? Is this a target that you’re aiming for?

Jeff Epstein, Co-CEO, Apex Technology Acquisition Corporation

Well it is. We will have 190 million of revenue this year in 2021. And so if you just do that math and say if we can grow from 7 million users to 50 million users, we’ll be able to grow our revenue by over 5X like that.

Moderator

So is the target hitting that 25-plus percent revenue growth every single year? That highest percentage of ARR, is that the sort of target moving forward?

Jeff Epstein, Co-CEO, Apex Technology Acquisition Corporation

It is because we think we can sell more. We have over 25% of the Fortune 500 are already our customers. We are very strong and in financial services, and healthcare, and government, in other highly regulated industries. And yet many of those companies, our current customers don’t use all of our products for all of their employees. So, we can spread just within our current customers by increasing penetration. Then we can add more Fortune 1000 customers and more large companies. We’re hiring more salespeople so we can add more midmarket people. And importantly, we’re growing very quickly in the small business through partners. And we have an increasing number of partners who serve companies with, let’s say 100 employees or fewer. And we have - today it’s a small business, but it’s growing very fast. So that’s going to be an important part of our business as well. That’s just our organic growth. Then, on top of that, we have new products that we’re developing all the time, and we’ll have plenty of capital to make acquisitions. When the deal closes, we’ll have $250 million cash and no debt. And we’ll use that to acquire related companies in the data management world who don’t have as many customers as we do. And, at Oracle, we ran the playbook for many years where we would buy companies with great software products, but let’s say they only had 50 salespeople, and we had thousands of salespeople. We could just give that product to our existing sales force and sell a lot more. And also, where Oracle is global, AvePoint is global. Often there are companies out there just in the United States or just in Europe. And by taking that product and spreading it around the world, we can dramatically increase it. So we think acquisitions, on top of the organic growth, on top of the distribution channels, will layer in increasing growth rates.

Moderator

So we’ve discussed this on our channel quite a lot: many investors at the moment have been able to average down their cost basis, given the current share price, and that’s something I’ve been doing myself as well. Do you think the current share price of APXT, sitting around that $10 mark, or just over, and what that means in terms of a valuation of AvePoint once the merger takes place, do you think that’s an attractive one to investors at the moment?

Jeff Epstein, Co-CEO, Apex Technology Acquisition Corporation

Well, the way we look at valuation is we look at not only the share price but the number of shares and the debt in cash. And if you add that all up, we’re trading at under seven-times 2022 forecast revenue. And if you look at comparable companies like Jamf, which is a company that sells software into the Apple ecosystem the way we sell software into the Microsoft ecosystem, or other 30% growing software companies, they’re trading at much higher multiples. So we think on a comparable basis, we’re very attractively valued.

Moderator

So the shareholder vote, or the meeting, is scheduled for the 30th of June. So shareholders have up until this date to submit their votes for the merger. I heard TJ on a prior call mention that once the merger vote has happened, has been approved, potentially you’ll be looking to trade as AvePoint as early as the 2nd of July. Is that still the goal?

Jeff Epstein, Co-CEO, Apex Technology Acquisition Corporation

That is.

Moderator

Perfect. And final question, is there anything you’d like to say to our community of APXT investors, soon to be AvePoint investors, who are watching this?

Jeff Epstein, Co-CEO, Apex Technology Acquisition Corporation

Well, this is shareholder democracy in action. Every one of the people on this call who has shares can vote their shares. And it’s extremely important, because if you don’t vote, a non-vote is the same as a “no” vote. So if you want to see this deal go through, and you want to see your shares be worth more, you should vote for the transaction. I think it’s pretty easy to do it online. There’s an 800 number to call if you have any questions. So the board, and I personally, am recommending that everyone vote your shares for the transaction. I’m going to be joining the board once the deal closes. The company name will change from Apex to AvePoint, and then will be trading in line with other cloud software companies. And then we’ll be able to grow the company going forward. It’s very exciting and it’s important for you to vote.

Moderator

Perfect Jeff Epstein. Thank you for coming on the channel. We wish you all the best over the next couple of weeks in particular, and we’re eager to see AvePoint grow as a company over their upcoming years. So thanks for your time, I really appreciate it.

Jeff Epstein, Co-CEO, Apex Technology Acquisition Corporation

Thank you

Moderator

Thank you.

***

Forward-Looking Statements

This transcript contains certain forward-looking statements within the meaning of the federal securities laws including statements regarding the expected outcome of the Special Meeting to approve the Business Combination between AvePoint, Inc. (“AvePoint”) and Apex Technology Acquisition Corporation (“Apex”), the anticipated consummation date of the Business Combination, the expected listing of the combined company’s stock on the Nasdaq Stock Market LLC, and the future performance and market opportunities of the combined company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this transcript, including but not limited to: changes in the competitive and regulated industries in which AvePoint operates, variations in operating performance across competitors, changes in laws and regulations affecting AvePoint’s business and changes in AvePoint’s ability to implement business plans, forecasts, and to identify and realize additional opportunities, and the risk of downturns in the market and the technology industry. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive proxy statement filed by Apex on June 2, 2021, and other documents filed by Apex from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AvePoint and Apex assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AvePoint nor Apex gives any assurance that either AvePoint or Apex, or the combined company, will achieve its expectations.

Important Information for Investors and Stockholders

This transcript relates to a proposed transaction between AvePoint and Apex. In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) (File No. 333-252712), which also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in its Annual Report on Form 10-K for the year ended December 31, 2020, which has been filed with the SEC. Additional information is available in the definitive proxy statement/prospectus.